U.S SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):

( )Form 10-K ( )Form 20-F ( )Form 11-k ( )Form 10-Q ( )Form N-SAR (X)Form N-CSR

For the Period Ended:  December 31, 2012

( )Transition Report on Form 10-K
( )Transition Report on Form 20-F
( )Transition Report on Form 11-K
( )Transition Report on Form 10-Q
( )Transition Report on Form N-SAR

For the Transition Period Ended:

PART I - REGISTRATION INFORMATION
Full Name of Registrant:

	Northern Lights Funds Trust

Address of Principal Executive Office (Street and Number)

	17605 Wright Street
	Omaha, NE 68130

PART II-RULES 12b-25 (b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [ 23,047], the following should be completed.
(Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

x	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
	The Independent Registered Public Accounting Firm has not released its opinion in connection with the NCSR filing. It is expected that the opinion will be forthcoming following the completion of additional audit procedures being performed on the underlying holdings of the Fund.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

	Sam Singh (631) 470-2707

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is
 no, identify report(s).   	(X) Yes	( ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
 thereof?	( )Yes	(X) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Northern Lights Funds Trust

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 11, 2013

By:    /s/Jim Colantino
	Jim Colantino
	Assistant Treasurer